(As filed August 16, 2000)
                                                 File No. 70-9667

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
    ________________________________________________________

                        Amendment No.  2
                               on
                           FORM U-1/A

                     APPLICATION/DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    _________________________________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

                     Entergy Arkansas, Inc.
               425 West Capitol Avenue, 40th Floor
                  Little Rock, Arkansas  72201

                    Entergy Gulf States, Inc.
                         350 Pine Street
                      Beaumont, Texas 77701

                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

                    Entergy Mississippi, Inc.
                      308 East Pearl Street
                   Jackson, Mississippi 39201

    (Names of companies filing this statement and addresses of principal executive offices)
      _____________________________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

         (Name of top registered holding company parent)
     ______________________________________________________


                       Frank F. Gallaher
                     Senior Vice President
               Transmission and Energy Management
                          L-ENT - 23F
                     Entergy Services, Inc.
                       639 Loyola Avenue
                     New Orleans, LA  70113
     ______________________________________________________

             (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

      Mark Hoffman, Esq.              William T. Baker, Jr.
        Senior Counsel               Thelen Reid & Priest LLP
    Entergy Services, Inc.       40 West 57th Street, 25th Floor
       639 Loyola Avenue            New York, New York  10019
 New Orleans, Louisiana  70113

      The Application-Declaration filed in this proceeding on April 20, 2000, as amended and restated in its entirety by Amendment No. 1, dated June 9, 2000, is hereby further amended as follows:

     Item 1.3 is amended and restated to read as follows:

     1.3 Certificates of Notification. The applicants will file Certificates of Notification pursuant to Rule 24 ("Certificates") within 60 days following each June 30 and December 31, commencing with the Certificate for the period ending December 31, 2000, which shall include, for each Entergy Operating Company and for each transaction carried out pursuant to the order in this proceeding during the period for which the Certificate is filed, a description of the utility assets sold, the date of the sale, the identity of the purchaser and the total consideration received from the purchaser, provided that sales of poles and transformers may be aggregated and reported as a single transaction for each Entergy Operating Company. Entergy will also report all sales of utility assets by the Entergy Operating Companies pursuant to the order in this proceeding in its Annual Report on Form U5S.

                           SIGNATURES

       Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              Entergy Corporation
                              Entergy Arkansas, Inc.
                              Entergy Gulf States, Inc.
                              Entergy Louisiana, Inc.
                              Entergy Mississippi, Inc.



                              By:  /s/ Steven C. McNeal
                                    Steven C. McNeal
                                  Vice President and Treasurer



Date:     August 16, 2000